Exhibit 21

BF ENTERPRISES, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Country of Incorporation
BF Regent, LLC	Delaware
BF University Club Apartments, Inc.	Delaware
Boothe Financial Corporation	Delaware
Trout Creek Properties, LLC	Delaware
Trout Creek Development, LLC	Delaware